CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

2nd August 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	01/08/2005

Yours faithfully,

Krupali Patel

8/9

82 - 34808

Print

REG-Catlin Group Limited Holding(s) in Company
Released: 01/08/2005

RNS Number:5822P
Catlin Group Limited
01 August 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

CATLIN GROUP LIMITED

....

2. Name of shareholder having a major interest

BARCLAYS PLC

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDINGS IN RESPECT OF BARCLAYS LIFE ASSURANCE COMPANY LTD, WOOLWICH UNIT TRUST MANAGERS LTD, BARCLAYS CAPITAL SECURITIES LTD, BARCLAYS GLOBAL INVESTORS JAPAN LTD, BARCLAYS GLOBAL INVESTORS NA, BARCLAYS GLOBAL INVESTORS LTD, BARCLAYS GLOBAL INVESTORS AUSTRALIA LTD, BARCLAYS GLOBAL INVESTORS LTD, GERRARD LTD.

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account Designation	Holding
null	JFBL	36,724
BANK OF IRELAND	258227	25,154
BANK OF IRELAND	4239749	47,395
BANK OF NEW YORK	214074	2,585
BANK OF NEW YORK	214075	305,445
BANK OF NEW YORK	221428	40,279
BANK OF NEW YORK	367748	448,010
BANK OF NEW YORK	392067	492,391
BANK OF NEW YORK	392177	14,186
BANK OF NEW YORK	768198	25,923
BARCLAYS CAPITAL NOMINEES LIMI		510,735
BNP PARIBAS		52,866
BNY (OCS) NOMINEES LTD	221476	46,339
BNY (OCS) NOMINEES LTD	387173	108,005
BOISS NOMINEES LTD	4224361	51,706
CHASE NOMINEES LTD	16376	57,350
CHASE NOMINEES LTD	16669	17,186
CHASE NOMINEES LTD	18243	14,994
CHASE NOMINEES LTD	19518	5,840
CHASE NOMINEES LTD	19519	111,960
CHASE NOMINEES LTD	20947	6,187,745
CHASE NOMINEES LTD	21359	144,052
CHASE NOMINEES LTD	25772	40,934
CHASE NOMINEES LTD	27793	7,856
CHASE NOMINEES LTD	27795	9,782
CHASE NOMINEES LTD	27800	104,382
CHASE NOMINEES LTD	28270	45,548
CHASE NOMINEES LTD	28270	50,021
CHASE NOMINEES LTD	31961	216,576

82-34808

CIBC MELLON GLOBAL SECURITIES		32,261
CITIBANK	6010640794	30,505
CITIBANK	6010782807	49,941
HSBC	813168	122,083
HSBC	814537	7,977
HSBC	845315	1,891
INVESTORS BANK AND TRUST COMPANY	93356	37,720
INVESTORS BANK AND TRUST CO.		581,732
INVESTORS BANK AND TRUST CO.		20,435
INVESTORS BANK AND TRUST CO.		122,023
INVESTORS BANK AND TRUST CO.		2,455
INVESTORS BANK AND TRUST CO.		142,269
INVESTORS BANK AND TRUST CO.		1,637,787
INVESTORS BANK AND TRUST CO.		4,880
JP MORGAN (BGI CUSTODY)	16331	22,551
JP MORGAN (BGI CUSTODY)	16341	67,668
JP MORGAN (BGI CUSTODY)	16341	84,598
JP MORGAN (BGI CUSTODY)	16344	31,410
JP MORGAN (BGI CUSTODY)	16345	50,238
JP MORGAN (BGI CUSTODY)	16400	762,541
JP MORGAN (BGI CUSTODY)	16612	32,025
JP MORGAN (BGI CUSTODY)	16621	8,185
JP MORGAN (BGI CUSTODY)	16644	80,713
JP MORGAN (BGI CUSTODY)	16901	3,087
JP MORGAN (BGI CUSTODY)	18409	85,323
JP MORGAN (BGI CUSTODY)	19514	12,229
JP MORGAN (BGI CUSTODY)	27795	51,836
JP MORGAN (BGI CUSTODY)	27799	60,309
JP MORGAN (BGI CUSTODY)	28166	188,910
JP MORGAN (BGI CUSTODY)	29514	108,292
JPM FRANKFURT	27717	100,023
JP MORGAN CHASE BANK		191,401
JP Morgan Chase Bank		9,002
JP Morgan Chase Bank		5,379
JP Morgan Chase Bank		11,108
JP Morgan Chase Bank		12,976
MELLON BANK	ABGFZ872482	424,457
MELLON BANK	TGGF0003002	12,018
Mellon Trust- Boston & SF		81,530
MELLON TRUST OF NEW ENGLAND		103,963
MIDLAND BANK (HSBC BANK PLC)	772823	207,759
NORTHERN TRUST	BCP04	8,364
NORTHERN TRUST	CVS21	155,116
NORTHERN TRUST	SC006	37,023
NORTHERN TRUST	TNF01	52,280
NORTHERN TRUST	TRG01	6,969
NORTHERN TRUST	USF06	24,873
NORTHERN TRUST	USF12	272,760
NORTHERN TRUST BANK - BGI SEPA		27,542
NORTHERN TRUST BANK - BGI SEPA		119,371
NORTHERN TRUST BANK - BGI SEPA		112,740
R C Greig Nominees Limited	RC1	1,600
STATE STREET	2RJ2	12,587
STATE STREET	JD12	57,735
STATE STREET	N3B6	44,761
STATE STREET	N3YZ	4,314
STATE STREET TRUST OF CANADA		37,720
	TOTAL	15,801,214

....

5. Number of shares / amount of stock acquired

N/A

....

6. Percentage of issued class

N/A

....

82-34808

7. Number of shares / amount of stock disposed

N/A

....

8. Percentage of issued class

N/A

....

9. Class of security

COMMON SHARES OF $0.01 EACH

....

10. Date of transaction

NOT DISCLOSED

....

11. Date company informed

1 AUGUST 2005

....

12. Total holding following this notification

15,801,214

....

13. Total percentage holding of issued class following this notification

10.14%

....

14. Any additional information

....

15. Name of contact and telephone number for queries

WILLIAM SPURGIN 0207 458 5726

....

16. Name and signature of authorised company official responsible for making this notification

WILLIAM SPURGIN, HEAD OF INVESTOR RELATIONS

....

Date of notification

1 AUGUST 2005

....

END
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